Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated November 28, 2007

Registration No. 333-136379

November 28, 2007

$500,000,000 8 3/8% Senior Notes due 2014

Summary of Final Terms and Details of the Issue

Issuer:	Constellation Brands, Inc.

Principal Amount:	$500,000,000 aggregate principal amount.

Title of Securities:	8 3/8% Senior Notes due 2014.

Final Maturity Date:	December 15, 2014.

Public Offering Price:	99.344% of principal amount plus accrued interest, if any, from and including December 5, 2007.

Interest:	8.375% per annum.

Interest Payment Dates:	June 15 and December 15.

Record Dates:	June 1 and December 1.

First Interest Payment Date:	June 15, 2008.

Optional Redemption:

The Company may redeem some or all of the notes at any time at a redemption price equal to the greater of

•        100% of the principal amount of the notes being redeemed; and

•        the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding interest accrued to the redemption date) from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points.

The Company will also pay accrued and unpaid interest on the notes to the redemption date.

Mandatory Offer to Redeem Upon Change of Control:	If the Company experiences certain kinds of changes of control, the Company must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Trade Date:	November 28, 2007.

Settlement Date:	December 5, 2007, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Distribution:	SEC Registered.

Sole Book-Running Manager:	Banc of America Securities LLC

Co-Managers:	Goldman, Sachs & Co. Rabo Securities USA, Inc. Scotia Capital (USA) Inc.

The issuer and the subsidiary guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus, at no cost, if you request it by calling David Sorce at 1 (585) 218-3600.